



HARD KOMBUCHA
AUTHENTIC KOMBUCHA TEA



Our Vision

At Unity Vibration Kombucha, we produce the best tasting and highest quality Kombucha Beer and Tea in the world.

We transform the way people think about Kombucha, while always staying true to its Authenticity, and innovate to improve the lives of millions of beverage consumers, our employees and our community.

We aspire to spread Love, Health, Possibility and Inspiration through our story and products. As segment Pioneers, we intend for UVK to be a fully national brand and Segment Leader in the Hard Kombucha category.

ALWAYS STAY TRUE!



Tarek and Rachel Kanaan
FOUNDERS

Unity Vibration was created out of a passion for creativity, sharing and Inspiring others.



UNITY

We believe in Unity. The oneness in everything. Our products embody this principle and inspire our customers, community and the world to bring us closer together, while each of us remains true to individual identities and talents.



VIBRATION

We infuse each batch with positive intention and sacred sound vibration.



The Problem

We live in a health conscious world and people are looking for more health conscious beverages including their alcoholic drinking choices.

 *One in Five Americans Include Gluten-Free Foods in their Diet*

- Gallup

Nielson Global Health and Wellness Survey



41%

41 percent of Generation Z (Millennials) stated that they would be willing to pay more for healthier products.*



26%

26 percent of Generation X'ers (1965-1979) stated they would pay more for healthy food.*



Mindful Delicious Solution



High Alcohol Kombucha is the Beer Replacement you didn't know you Needed!

- Foodbeast



Is Boozy Kombucha Good for you? It's getting so popular it might not matter.

- The Washington Post

<u>"Get Happy and Healthy in One Glass!"</u>





YES
DO YOU WANT A BEER?
ARE YOU THIRSTY?
NO
TRIPLE GODDESS
unity
VIBRATION
KOMBUCHA
ALE
AMERICAN WILD ALE
RASPBERRY
+HOPS+KOMBUCHA
22 OZ (650mL)

Authentic Kombucha Products

We at Unity offer a line of authentic, unadulterated over-21 Kombucha products. Our Kombucha makes a Statement as *the* high-end 'Craft' Kombucha with ALL the health benefits in the diluted non-alcoholic kombucha space. We do not artificially remove the alcohol and therefore our tea is classified as a low-alcohol beverage. Kombucha as a segment grew 37% last year and more and more consumers are looking for *'The Real Stuff.'*

Unity caters to the growing trend of mindful drinking.





Special and Differentiated Brewing Process

We brew Kombucha in the original and Authentic Style
It is superior in taste, texture and flavor to the non-alcoholic brands of Kombucha on the market currently. Our Beer and Tea both contain living beneficial acids and probiotics.

All Organic and Whole Food Ingredients processed in-house. Hops, Fruits, Roots, Spices. The majority of the traditional Craft Beer Industry typically uses prepackaged extracts or flavorings in their brew process.

Special Beer Brewing Process only UVK employs creates a superior tasting Kombucha-Based Gluten-Free Beer with probiotics. Natural carbonation by bottle conditioning leads to better flavor and higher quality. Dry Hopping and Longer-Aged Kombucha are also added to create a superior award winning Artisan product.





Customers

Currently Unity Vibration products are sold in 8 of 12 regions of Whole Foods Market.

Also sell well in Earth Fare, Sprouts, Lucky's, BevMo, Plum Market, on-premise establishments, mainstream grocery stores, liquor stores, craft beer bars, bottle shops.

Unity Vibration products are sold in 15 states currently to around 1000 retail outlets. Immediate growth plan is to dive deep into top 5 markets: NorCal, SoCal, Colorado, Midwest & Florida









Market Size

Unity Vibration sits at the intersection of several rapid-growth categories that are moving quickly toward mainstream scale

KOMBUCHA AND FERMENTED BEVERAGE	CRAFT BEER AND ALTERNATIVES	GLUTEN-FREE FOOD AND BEVERAGE	PROBIOTICS FOOD AND BEVERAGE
$1	**$24**	**$10.5**	**$142**
BILLION	BILLION	BILLION	MILLION
+37% Annual Growth (2017)	**+6.2%** Growth – Flat Beer Market (2016)	**+28%** CAGR (2008-12)	**+49%** CAGR (2014-16)

Kombucha Beer is in tune with current market trends. We estimate the Kombucha Market to be $5B by 2021

Recent Acquisitions: Kevita by Pepsico; Kombrewcha by InBev; Clearly Kombucha by Miller Coors



Strong Competitive Position

Category #1: Hard Kombucha



The Craft Beer Industry is embracing Hard Kombucha. **Unity pioneered the category in 2011** and has 2 competitors at this time in 15+ states (Kyla, Wild Tonic). Category has huge potential for growth with interest from large beer companies in "better-for-you" beers.

Category #2: CRAFT BEER / CIDER



Huge category that Unity has sold well in for 5+ years. Unity is recognized as 'premium' craft beer and won Draft Magazine top-25 Best Craft Beer.

Category #3: GLUTEN-FREE CRAFT BEER



Large category that is part of massive $10.5B gluten-free food/beverage market. Unity beer consistently receives feedback as 'best tasting' gluten-free beer from consumers.

Category #4: AUTHENTIC KOMBUCHA TEA (>21)



Over-21 Tea in a crowded non-alcoholic kombucha tea category is a good differentiation point as a more 'authentic' and Craft kombucha beverage. GT's currently leads this category with lots of room to grow.



So What's Been Happening in our Exciting World?





Management Team



Rachel Kanaan
Founder
Innovator, Marketing

- Master award-winning kombucha brewer and beverage innovator
- Founding member of FERMENTA (Michigan Women's Craft Collaborative)
- Educator and Innovator



Tarek Kanaan
Founder
Brewmaster, Operations

- Beer brewer and wine maker since age of 17
- Recipient of Goldman Sach's 10K Small Business Certificate of Entrepreneurship
- BSME and MSW from the University of Michigan



Strategic Market Orders Accelerating!
(with no sales/marketing budget)





New Beer Branding Launch Q1 2019!



Unity Vibration
KOMBUCHA BEER
ELDERWAND
8%ALC/VOL
12OZ 354ML
Unity Vibration
KOMBUCHA BEER
AMERICAN GINGER
8%ALC/VOL
12OZ 354ML
Unity Vibration
KOMBUCHA BEER
K.P.A SOUR
7%ALC/VOL
12OZ 354ML
Unity Vibration
KOMBUCHA BEER
WILD RASPBERRY
8%ALC/VOL
12OZ 354ML



New Tea Branding Launch Q1 2019!





KOMBUCHA

Unity
VIBRATION
KOMBUCHA
BLACKBERRY
Unity
VIBRATION
KOMBUCHA
PEAR MINT

K&S

RAW GLUTEN FREE ALL NATURAL VEGAN UNFILTERED
Unity
VIBRATION
KOMBUCHA
LOVE · HEALTH · POSSIBILITY
GRAPEFRUIT
1% BY VOL

26



UVK Innovations In the Works!

- KOMBUCHA "CONSCIOUS COCKTAIL" Line

- KOMBUCHA SPIRITS

- CBD INFUSED KOMBUCHA Beer and Tea



Advisory Board





Mark Retzloff

- Pioneer in the organic and natural foods industry with a 48-year career starting and managing successful companies
- Co-founder of Horizon Organic Dairy, Aurora Organic Dairy, Eden Foods, Rainbow Grocery, and the original Alfalfa's Market
- B.S. in Environmental Studies from the University of Michigan



Tim Redmond

- 47 years experience driving national distribution in food and beverage products.
- Co-Founder of Eden Foods, Founding Officer of American Soy Products, Inc.
- Co-Founder of Blue Horizon Organic Seafood Co, Inc.



Phil Roos

- CEO of Great Lakes GrowthWorks Consulting Firm
- Expert on organizational strategy, innovation, branding & entrepreneurship
- Classically-trained brand marketer who has also led a number of successful start-ups and early-stage companies
- MBA from Harvard Business School; CPA



Michael S. Melfi

Michael S. Melfi counsels emerging companies on financing and fundraising, optimizing business structure, intellectual property protection and technology licensing. Michael is also the founder of "Be Investable", which is a program designed for entrepreneurs looking for insight on becoming investable and creating and investable business.



Customer Acquisition



Land Additional Retailers
- Unity Sales Manager (1)
- Unity Brand Ambassadors (5)
- Actively Pursue New Distributors (NY, Colorado, Oregon)

Sales Activities
- In-Store Demos
- Festivals
- "Ride Alongs"

Accelerate Distributors & Retailers
- Chain placements
- In-Store Tastings
- Promotions / Yellow-tag Sales
- Social Media Campaign
- Accelerate Distributors

100% YOY increase in consistently performing distributors & retailers

12-Month Targets

Access 5,000 "Doors"
(1 door average ARR = $1,150)

40% Conversion of Doors
(current conversion rate)

2,000 high performing Doors
(current modestly performing doors = 1,000)

$2.7 million ARR

$5.9 million ARR (24-Month)

"Doors" = a retail account such as grocery store, liquor store, bar, restaurant, etc.



UVK in the NEWS: Relevant Links

[Washington Post Article]

[BevNET Kombucha Segment]

[Wine Enthusiast Hard Kombucha]

[Foodbeast Blog Kombucha Beer]

[Wall Street Journal Kombucha Beer]

[Food Network How to Get a Healthy Buzz]

[Wall Street Journal: Americans Are Drinking Less Alcohol]



For more information
Please contact us at:
info@unityvibrationkombucha.com



Appendix

History / Traction



2008 — Conceptualized Unity Vibration Living Kombucha Tea and created first 5 tea flavors in 750ml format in Santa Barbara, CA

2009 — Moved company to Ypsilanti, MI, created commercial kitchen in home, formed LLC and began selling at Farmers Markets and local stores

2010 — Re-categorized Kombucha as 'beer' to keep it authentic and began selling with Michigan beer distributor

2011 — Created the first-ever 100% Kombucha-based Kombucha beer brewed in style of Lambic and expanded sales

2012 — **Moved into first real commercial building: 2400 sq ft**

2013 — Draft magazine Top 25 Best Beer for Bourbon Peach

2014 — Expanded distribution footprint to 11 regions

2015 — Grew sales 45%

2016 — Grew sales to just under $1M

2017 — First time Entrepreneurs realized they needed financing to accommodate growth

2018 — Developed comprehensive business plan, began sourcing investment funds



Obstacles







Need Funding to Keep up With Demand. Sales Team to Take Advantage of the Market Opportunity

Importance of Maintaining & Building Distributor Relationships to drive Sales.

Products require refrigerated shipping All the Way To Customer